FOR IMMEDIATE RELEASE                                             9 July 2002



                              WPP GROUP PLC ("WPP")

    Ogilvy Public Relations Worldwide acquires Era Public Relations in Taiwan


WPP announces that its wholly-owned operating company Ogilvy Public Relations Worldwide, has acquired 70% of the issued capital of Era Public Relations Company Limited ("Era"), one of Taiwan's leading technology-specialist public relations firms.

Founded in 1992, Era has a staff of 40 people in its Taipei office, providing communications services to blue-chip clients including Hewlett Packard, Dell Computer, Oracle, Priceline, Xilinx, ARM and Cypress as well as many local clients.

Commenting on the acquisition, Matthew Anderson, President Asia Pacific of Ogilvy PR said: " We are committed to strengthening specialist PR in Taiwan and linking Taiwan in constructive ways with other parts of Greater China and the world. We have built our network in Asia first by attracting top, locally rooted talent and second by fostering a culture that encourages collaboration and strong international links."

Era reported revenues of US$1.49 million for the year ended 31 December 2001 and had net assets of US$0.84 million at that date.

The acquisition of Era, which creates the largest PR capability in Taiwan with more than 100 people, further strengthens Ogilvy PR's comprehensive range of communications services to clients and continues WPP's strategy of expanding its networks in fast-growing sectors and important markets.


Contact:

Feona McEwan, WPP                           44-20 7408 2204
www.wpp.com
www.ogilvypr.com